UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D\A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Gilat Satellite Networks Ltd.

 (Name of Issuer)

Ordinary Shares, Par Value NIS 0.20 Per Share

(Title of Class of Securities)

 M51474118

(CUSIP Number)
FIMI IV 2007 Ltd. Alon Towers 2, 94 Yigal Alon St., Tel-Aviv 6789141, Israel +(972)-3-565-2244

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M51474118	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS. FIMI IV 2007 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 18,801,865
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 18,801,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,801,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 2 of 13 Pages

CUSIP No. M51474118	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS. FIMI FIVE 2012 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 18,801,865
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 18,801,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,801,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 3 of 13 Pages

CUSIP No. M51474118	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS. FIMI Opportunity IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 18,801,865
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 18,801,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,801,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 4 of 13 Pages

CUSIP No. M51474118	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity IV, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 18,801,865
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 18,801,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,801,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 5 of 13 Pages

CUSIP No. M51474118	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS. FIMI Opportunity V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 18,801,865
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 18,801,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,801,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 6 of 13 Pages

CUSIP No. M51474118	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity V, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 18,801,865
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 18,801,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,801,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 7 of 13 Pages

CUSIP No. M51474118	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS. Shira and Ishay Davidi Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 18,801,865
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 18,801,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,801,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 8 of 13 Pages

CUSIP No. M51474118	Page 9 of 13 Pages

1	NAME OF REPORTING PERSONS. Ishay Davidi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 18,801,865
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 18,801,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,801,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 9 of 13 Pages

The undersigned, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the “FIMI V Funds” and together with the FIMI IV Funds, the “FIMI Funds”), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi (together, the “Reporting Persons”), hereby file this Amendment No. 8 to Schedule 13D (the “Amendment”), which amends the Schedule 13D originally filed on September 17, 2012, Amendment No. 1 to Schedule 13D originally filed on November 13, 2012, Amendment No. 2 to Schedule 13D originally filed on November 15, 2012, Amendment No. 3 to Schedule 13D originally filed on February 4, 2014, Amendment No. 4 to Schedule 13D originally filed on September 17, 2014, Amendment No. 5 to Schedule 13D originally filed on November 29, 2014, Amendment No. 6 to Schedule 13D originally filed on April 7, 2016 and Amendment No. 7 to Schedule 13D originally filed on July 11, 2019, filed by the Reporting Persons,  with respect to the Ordinary Shares, par value NIS 0.20 per share (the “Ordinary Shares”), of Gilat Satellite Networks Ltd., an Israeli company (“Gilat”).  The Amendment amends and supplements Items 4, 5, 6 and 7 of the Schedule 13D.

Item 4.	Purpose of Transaction
On January 29, 2020, Gilat announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated January 29, 2020,  with Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), and Convoy Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Comtech (“Merger Sub”), pursuant to which Comtech will acquire Gilat by way of the merger of Merger Sub with and into Gilat (the “Merger”), with Gilat surviving the Merger as a wholly-owned subsidiary of Comtech.  The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999, of the State of Israel.

In connection with the Merger Agreement, Comtech entered into a Voting Agreement, dated January 29, 2020 (the “Voting Agreement”), with the FIMI Funds and certain other shareholders of Gilat (the “Shareholders”), pursuant to which each Shareholder has agreed, among other things, to: (i) vote its beneficially owned Gilat Ordinary Shares (a) in favor of the Merger and the other transactions contemplated by the Merger Agreement, including any matter necessary for the consummation of the Merger, (b) in favor of any proposal to adjourn or postpone any meeting of Gilat shareholders at which any of the foregoing matters are submitted for consideration and vote of the Gilat shareholders if there are not sufficient votes for approval of any such matters on the date on which the meeting is held, (c) against any third party acquisition transactions and (d) against any other proposal made in opposition to the adoption of the Merger Agreement or that would reasonably be expected to prevent the consummation of the Merger; and (ii) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein.  The Voting Agreement will terminate upon the earliest to occur of (A) the consummation of the Merger, (B) the termination of the Merger Agreement pursuant to and in compliance with its terms, (C) a change of recommendation of the Gilat Board that is unanimously approved by the Gilat Board in accordance with the Merger Agreement, or (D) with respect to any Shareholder, the mutual written agreement of Comtech and such Shareholder to terminate the Voting Agreement, or at the option of such Shareholder, upon the entry without the prior written consent of such Shareholder into any amendment or modification of the Merger Agreement which results in a decrease in the Merger Consideration or imposes any material restrictions or material constraints on the payment of the consideration to be paid for the Gilat Shares.

The foregoing summaries of each of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement included as Exhibits 1 and 2 hereto and are incorporated herein by reference. The information set forth in Items 5 and 6 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
(a)-(b)          The Reporting Persons beneficially own and share the power to vote and dispose of 18,801,865 Ordinary Shares, representing approximately 33.9% of Gilat’s Ordinary Shares (based upon the 55,493,258 Ordinary Shares outstanding as of January 24, 2020 (pursuant to Exhibit 1)).

(d)          None.

Page 10 of 13 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 4 and 5 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
Exhibit 1
Agreement and Plan of Merger, dated January 29, 2020, by and among Comtech Telecommunications Corp., Convoy Ltd. and Gilat Satellite Networks Ltd. (filed as Exhibit 99.1 to Gilat Satellite Networks Ltd.’s Form 6-K furnished with the Securities and Exchange Commission on January 29, 2020 and incorporated herein by reference).

Exhibit 2
Form of Voting Agreement by and among Comtech Telecommunications Corp. and certain shareholders of Gilat Satellite Networks Ltd. (filed as Exhibit 99.2 to Gilat Satellite Networks Ltd.’s Form 6-K furnished with the Securities and Exchange Commission on January 29, 2020 and incorporated herein by reference).

Page 11 of 13 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2020

FIMI IV 2017 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI FIVE 2017 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO FIMI Opportunity IV, L.P. By: FIMI IV 2017 Ltd., managing director partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Israel Opportunity IV, Limited Partnership By: FIMI IV 2017 Ltd., managing director partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Opportunity V, L.P. By: FIMI FIVE 2017 Ltd., managing director partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO

Page 12 of 13 Pages

FIMI Israel Opportunity Five, Limited Partnership By: FIMI FIVE 2017 Ltd., managing director partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
Shira and Ishay Davidi Management Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO Ishay Davidi By: /s/ Ishay Davidi

Page 13 of 13 Pages